*KH 3/15

PUBLIC

AD 3/16

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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11019981

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC MAIL PROCESSING SECTION RECEIVED MAR 07 2011 WASH, D.C. 200

| SEC FILE NUMBER |
|---|
| 8-65678 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Glen Eagle Advisors, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 American Metro Blvd., Suite 114
(No. and Street)

Hamilton (City) New Jersey (State) 08619 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John Michel (609)631-8231
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC
(Name – *if individual, state last, first, middle name*)

3040 U.S. Highway 22 West, Suite 110 (Address) Somerville (City), NJ (State) 08876 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

SB 3/22

## OATH OR AFFIRMATION

I, John Michel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Glen Eagle Advisors, LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

Sworn to and subscribed before me this 16 day of Feb, 2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**SUSAN ANN MICHEL**
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires 10/20/2014

**Glen Eagle Advisors, LLC**
**Table of Contents**
**December 31, 2010**


**Page(s)**

**Independent Auditors' Report** ........ 1

**Financial Statements**

Statement of Financial Condition ........ 2

Notes to Financial Statement ........ 3-5

**Supplementary Information**

**Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5** ........ 6-7

WithumSmith+Brown, PC
Certified Public Accountants and Consultants

3040 Route 22 West, Suite 110
Somerville, New Jersey 08876 USA
908 526 6363 . fax 908 526 9944
www.withum.com

Additional Offices in New Jersey,
New York, Pennsylvania, Maryland,
Florida, and Colorado

## Independent Auditors' Report

To the Member
Glen Eagle Advisors, LLC
Hamilton, New Jersey

We have audited the accompanying statement of financial condition of Glen Eagle Advisors, LLC (a wholly owned subsidiary of Glen Eagle Investments, Inc.) as of December 31, 2010. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the basic financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Glen Eagle Advisors, LLC as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

WithumSmith+Brown, PC

February 23, 2011
Somerville, New Jersey

**Glen Eagle Advisors, LLC**
**Statement of Financial Condition**
**December 31, 2010**

| | | |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ | 80,764 |
| Advisory fees receivable | | 17,661 |
| Restricted cash | | 25,000 |
| Property and equipment, net | | 7,747 |
| Prepaid expenses and other assets | | 22,904 |
| | $ | 154,076 |
| **Liabilities and Member's Equity** | | |
| Liabilities | | |
| Accrued expenses | $ | 92,111 |
| Member's equity | | 61,965 |
| | $ | 154,076 |

The Notes to Financial Statements are an integral part of this statement.

**1. Business and Summary of Significant Accounting Policies**

**The Company**
Glen Eagle Advisors, LLC (the "Company") is a limited liability company formed under the laws of the State of Delaware on June 19, 2002 for the purpose of doing business as a fully disclosed broker/dealer registered under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company commenced business operations on May 9, 2003. The Company is a wholly owned subsidiary of Glen Eagle Investments, Inc.

**Revenue Recognition**
Commission income and related expenses are recorded on a trade date basis.

**Use of Estimates**
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Advisory Fees Receivable**
Advisory fees receivable consist of fees earned as an introducing broker related to managed accounts. On a periodic basis, the Company evaluates its advisory fees receivable and establishes an allowance for doubtful accounts, based on its history with the advisor and current credit considerations. At December 31, 2010, management did not believe an allowance was required for this receivable.

**Property and Equipment**
Property and equipment are stated at cost. Depreciation is computed by the double-declining method or straight-line depreciation method based on the following estimated useful lives of the assets.

| Classification | Estimated Life (Years) |
|---|---|
| Furniture and fixtures | 7 |
| Computer equipment | 3 |

**Income Taxes**
The Company is a single member limited liability company and as such is treated as a disregarded entity for tax purposes. Accordingly, profits and losses of the Company are passed through and reported on the sole owner's tax return. As a result, no provision for income taxes is reflected in these financial statements nor, does the Company have any uncertain tax positions.

**Cash and Cash Equivalents**
Cash and cash equivalents include cash on hand and in the bank, as well as all short-term securities held for the primary purpose of general liquidity. Such securities normally mature within three months from the date of acquisition.

**2. Restricted Cash**

The Company is required to maintain a deposit of $ 25,000 with its clearing broker. The deposit does not earn interest.

### 3. Property and Equipment

Property and equipment, at cost, consisted of the following at December 31, 2010:

| | |
|---|---|
| Office equipment | $ 12,217 |
| Furniture and fixtures | 10,541 |
| | 22,758 |
| Less: accumulated depreciation | (15,011) |
| | $ 7,747 |

Depreciation expense charged to operations amounted $3,330 for the year ended December 31, 2010.

### 4. Prepaid Expenses and Other Assets

Prepaid expenses and other assets include prepaid FINRA and CRD fees of $18,704.

### 5. Net Capital Requirements

Pursuant to the basic uniform net capital provisions of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital, as defined in such provisions. Further, the provisions require that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2010, the Company had net capital and net capital requirements of $ 31,258 and $ 6,141 respectively. The Company's net capital ratio was 2.95 to 1.

### 6. Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter parties primarily include broker-dealers, banks, and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

Financial instruments that are potentially subject to credit risk include cash and cash equivalents. The Federal Deposit Insurance Corporation insures the Company's bank accounts up to a maximum of $250,000 in each bank through December 31, 2013 under the FDIC's Temporary Liquidity Guarantee Program.

### 7. Commitments

The Company is party to a lease for office and meeting facilities under non-cancelable leases expiring in 2011. Total payments under these leases will be approximately $46,275 in 2011. Rent expense amounted to $49,075 for the year ended December 31, 2010.

### 8. Fair Value of Assets and Liabilities

Professional standards define fair value, establish a consistent framework for measuring fair value, and expand disclosure requirements for fair value measurements. Due to the nature of the Company's assets and liabilities, there are no disclosures required under these standards.

The Company's assets, including cash and cash equivalents, advisory fees receivable, and restricted cash are carried at contracted values which approximate fair value. Similarly, accrued expenses are carried at contracted amounts, which approximate fair value. The net book value of property and equipment approximates fair value.

**9. Special Account for the Exclusive Benefit of Customers**

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 and, therefore, is not required to maintain a "Special Reserve Bank Account for the exclusive Benefit of Customers" since it meets the requirements of rule 15c3-3(k)(2)(ii), which, among other provisions, requires the Company to clear all transaction with and for customers on a fully-disclosed basis with a clearing broker or dealer, and to promptly transmit all customer funds and securities to the clearing broker or dealer which carries all of the accounts for such customers.

**10. Subsequent Events**

The Company has evaluated subsequent events through the date these financial statements were available to be issued and has determined that there are no events requiring recognition or disclosure in these financial statements.

# SUPPLEMENTARY INFORMATION

WithumSmith+Brown, PC
Certified Public Accountants and Consultants

3040 Route 22 West, Suite 110
Somerville, New Jersey 08876 USA
908 526 6363 . fax 908 526 9944
www.withum.com

Additional Offices in New Jersey,
New York, Pennsylvania, Maryland,
Florida, and Colorado

## Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

To The Member
Glen Eagle Advisors, LLC:

In planning and performing our audit of the financial statements of Glen Eagle Advisors, LLC (the "Company") as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

William Smith + Brown, PC

February 23, 2011
Somerville, New Jersey

**GLEN EAGLE ADVISORS, LLC**

**Statement of Financial Condition**

**December 31, 2010**

**With Independent Auditors' Report**